                                VIVENDI UNIVERSAL

                           FY 2001 RESULTS & OUTLOOK

                               JEAN-MARIE MESSIER
                                CHAIRMAN AND CEO

                                  MARCH 6, 2002



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                                LEGAL DISCLAIMER

These presentation slides contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.



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MEDIA & COMMUNICATIONS



                              PRESENTATION OVERVIEW


                                - 2001 OPERATIONS

                                - ACCOUNTING

                                - BALANCE SHEET

                                - 2002 TARGETS


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MEDIA & COMMUNICATIONS

                                 2001 OPERATIONS

     -    Revenue grew 10%* on a pro forma basis (up E2.5Bn)

     -    EBITDA grew 34% on a pro forma basis (up E1.3Bn)

     -    Operating Income grew 89% on a pro forma basis (up E0.9Bn)

     - Operating Free Cash Flow reached E2.0 billion (up E2.0Bn), well ahead of guidance

          -    Lower capital spending

          -    Better cash management

     - Cash savings of E580mm, well ahead of guidance (E293mm at EBITDA level realized in 2001)

     -    The dividend will be maintained at E1/share


          *    Excluding film.



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MEDIA & COMMUNICATIONS

                                 2001 OPERATIONS

          -    Business Achievements

               -    Gained market share in most businesses

               -    Customer growth despite slowing global economy

               -    Team building & accumulating talent

          -    Strategic Achievements

               -    Reached #2 worldwide market share in education

               - USAi: capturing more of the content value chain, extending franchises

               -    EchoStar: access to US distribution



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M & C + VE + NON CORE

                                   ACCOUNTING
                                      (EBn)

VU Net Income Impairment (French GAAP)                                   E(12.6)

     - Non recurring amortization                                          (0.5)

     - Extraordinary financial depreciation                                (0.5)

     - Recurring goodwill amortization                                     (1.6)
                                                                         ------

Total Impact on 2001 Net Income                                           (15.2)

- Results in a non-cash, net loss in VU accounts of E15.2 Bn

- VU consensus NAV/share > Vivendi stand-alone NAV/share



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MEDIA & COMMUNICATIONS

                                   ACCOUNTING

               -    French GAAP future impact

                    -    Favorable tax impact

                    -    Higher net income of E340mm/year

                    -    Less nonrecurring amortization

               -    US GAAP future impact

                    - Higher net income of E1.6 billion annually (no goodwill amortization)

                    -    Less nonrecurring amortization

               - US GAAP FAS 142 charge may be higher than French GAAP impairment

                    - Higher US book values and distinct minority interest treatment (total = E2.6Bn)

                    -    Methodology of FAS 142

               -    Expect to take FAS 142 charge in Q1 2002




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MEDIA & COMMUNICATIONS

                                  BALANCE SHEET

               -    At December 31, 2001

                    -    French GAAP net debt = E14.6 Bn

                    -    US GAAP net debt = E19.1 Bn

               -    Debt Goals

                    -    2002 less than or equal to 3x EBITDA

                    -    Mid-term less than or equal to 2.5x EBITDA



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MEDIA & COMMUNICATIONS

                                  BALANCE SHEET

     -    Debt Levels

     -    French GAAP + US GAAP dual reporting minimizes off balance sheet debt

     -    Conservative policies & full disclosure

          -    QSPEs: Only BSkyB & 4 buildings

          -    CVRs: None at Vivendi. Rondor at Seagram

          -    Securitizations: Minimal (just Cegetel and Canal+)

          - Minority loans: None at Vivendi. Dismantled Seagram's film financing vehicle

              Through dual reporting and a full disclosure policy,
                VU demonstrates transparency and debt disclosure



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MEDIA & COMMUNICATIONS

                                  2002 TARGETS

          -    Confidence in 2002

               -    No profit warning in 2001

          -    Financial guidance

               -    Around 10% organic revenue growth

               -    Close to E6 billion EBITDA, excluding USAi & Stream

          -    Priorities

               -    Organic growth faster than peers (even if economy recovers)

               -    New revenue streams

                         Way of life for 15-25 year olds: 400mm reached/year

               -    Cash flow management

               -    Integration and growth of VUE

               - Canal+: Digital migration in France, integration of International assets, renegotiation of rights costs

               -    Hit key operational targets by Business Unit

          -    Management focus maximized

               -    Bonus System (EBITDA, cash flow and debt repayment focus)

               -    Stock Option Plan


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                                 VU OPERATIONS
                                  2001 DETAILS


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VU CONSOLIDATED INCOME STATEMENT
M&C+VE+NON CORE

E M                                           2001A             2000A            2001/2000
---                                           -----             -----            ---------
Revenue                                      57,360            41,580                38%
EBITDA                                        8,674             5,809                49%
Operating Income before one time              4,126             2,850                45%
Restructuring & other one time items           (331)           (1,027)
Operating Income                              3,795             1,823               108%
Financing costs                              (1,455)           (1,288)               13%
Other financial income*                        (473)              526
Equity in affiliate net of taxes               (453)             (306)
Minority interests                           (1,178)             (756)
Exceptional items                             2,365             3,812
Taxes                                        (1,579)           (1,009)
Net Income before GW                          1,021             2,802
GW amortization (net of minorities)         (14,618)             (502)
Net income reported                         (13,597)            2,299

     * 2001 includes E501mm of exceptional depreciation.


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MEDIA & COMMUNICATIONS

                                  2001 SUMMARY
                                   PF GROWTH**



                                  [BAR CHART]

             PF REVENUE       PF EBITDA        PF OPERATING INCOME
              E28.9bn          E5.2bn                E1.9bn
               10%*              34%                   89%

* Excluding film.

**PF as if all acquisitions closed in 2001 were completed as of 01/01/00, to maximize comparability.


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MEDIA & COMMUNICATIONS

E M                                                                    2001 Actual
Revenue                                                                 28,115

Music                                                                   6,560
Publishing                                                              4,286
Universal Studios Group                                                 4,938
CANAL+ Group & Other                                                    4,563
Telco                                                                   7,639
Internet                                                                  129

EBITDA                                                                  5,036

Music                                                                   1,158
Publishing                                                                817
Universal Studios Group                                                   653
CANAL+ Group & Other                                                      571
Telco                                                                    2307
Internet                                                                 (209)
holding                                                                  (261)

EBIT                                                                    1,838

Music                                                                     719
Publishing                                                                479
Universal Studios Group                                                   300
CANAL+ Group & Other                                                     (374)
Telco                                                                    1330
Internet                                                                 (290)
holding                                                                  (326)

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MEDIA & COMMUNICATIONS

                         2001 RESULTS: REVENUE GROWTH*
                                  [BAR CHART]
                             Total PF M&C = E28.9bn
                             Growth, ex Film = 10%

Internet   36%
Telecom    24%
Games      23%
Canal+     13%
Publishing  6%**
USG         4%
Music      -1%

*PF as if all acquisitions closed in 2001 were completed as of 01/01/00, to maximize comparability.

** Excludes assets held for sale. HM growth = 13%.

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MEDIA & COMMUNICATIONS

                          2001 RESULTS: EBITDA GROWTH*
                                  [BAR CHART]
                             Total PF M&C = E5.2bn
                                  Growth = 34%

USG                171%
Telecom             49%
Games               26%
Publishing          16%**
Canal+               8%
Music                0%
Internet            -1%

*PF as if all acquisitions closed in 2001 were completed as of 01/01/00, to maximize comparability.

** Excludes assets held for sale and book plate amortization. HM growth = 15%.

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MEDIA & COMMUNICATIONS

                           2001 RESULTS: OPERATING FCF
                                  [BAR CHART]
                     Total M&C 2001A Operating FCF = E2.0*bn


Telecom            1.5
Publishing**       0.6
Music              0.4
Film               0.3
Internet          -0.2
Canal+            -0.5***

*Calculated as EBITDA - CapEx - chance in WC - Other - E100mm of Holding costs.

** Includes Games.

*** 70% of FCF shortfall is attributable to Italy.

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                                SEGMENT ANALYSIS
                                      2001


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MEDIA & COMMUNICATIONS

                           BUILDING BUSINESSES: MUSIC

                - 2001

                  - Flat revenue and EBITDA in 5% lower global music market

                  -        32 Grammies, 142 nominations = highest in industry

                  - UMG global market share gains to 22.7%, which is >35% higher than closest competitor (Sony)

                  -        UMG has >25% market share in 4 of 5 largest markets

                  - European market share up 1.3pp, driven by local artists

                  -        62 albums sold over 1mm copies

                  -        pressplay launch

                - 2002 and beyond

                  - Global market share to grow, based on accelerating talent accumulation

                  - 2H 2002 strong slate (Eminem, Shania Twain, U2, Sting, Bon Jovi)

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MEDIA & COMMUNICATIONS

                            BUILDING BUSINESSES: USG

      -     2001

            -     Creating and extending franchises

                  -     $2 billion global box office

                  -     USG Film = E470mm EBITDA

                  -     11% of global film market

                  -     12 pictures with > $100mm US box office since 1999

            -     Improving library value

                  - Theatrical: American Pie 2, Fast & Furious, Bridget Jones's Diary

                  -     Theatrical & Video/DVD: Mummy Returns, Jurassic Park 3

                  -     Total DVD = 67mm units > E1 billion revenue

      -     2002 and beyond

            - Low risk slate in 2002 + library sales from strong prior releases

            -     VUE integration and growth

            -     New revenue opportunities (VOD, PVR, nVOD)


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MEDIA & COMMUNICATIONS

                           BUILDING BUSINESSES: CANAL+

      -     2001

            -     ARPU up everywhere in the world

            -     Canal+ worldwide total subscriptions nearly 16mm, 6mm digital

            -     Canal Satellite subscriptions up 14% to 2mm

            -     C+/CSat = 70% share of Pay TV market & churn=10%

      -     2002 and beyond

            -     Recovery of cash flow & results, first priority

            - Clarify Canal+ business mix between programming, distribution and the premium channel

            - Canal+ premium: Stimulate revenue growth & lower programming costs

            -     Integration, restructuring and growth in Poland & Italy

            -     Continued growth at CanalSat, including launch of G2 boxes


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MEDIA & COMMUNICATIONS

                         BUILDING BUSINESSES: PUBLISHING

      -     2001

            -     #3 worldwide publisher*

            -     16% EBITDA growth, excluding assets held for sale

            -     Kids revenue up 20%, owing to multi-platform development

            - Literature had an excellent year, driven by Tolkien (6mm copies sold) and Universe Poche paperbacks (21mm copies sold)

      -     2002 and beyond

            -     Reading adoptions in California (VU=1 of only 2) and Florida

            -     Strong growth in education budgets in US

            -     Digitization increases customer base



            *Excluding the Science Technology Medical Publishing segment.


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MEDIA & COMMUNICATIONS

                           BUILDING BUSINESSES: GAMES

      -     2001

            -     23% revenue & 26% EBITDA growth, 20% margins

            -     PCs

                  -     Strong releases (Empire Earth, Diablo II expansion pack:
                        Lord of Destruction)

            -     Consoles

                  -     Strong releases (Spyro, Crash Bandicoot))

                  -     Integration of Universal Interactive

      -     2002 and beyond

            -     Continued expansion of games into consoles

            -     Warcraft III in mid-year 2002


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MEDIA & COMMUNICATIONS

                          BUILDING BUSINESSES: TELECOMS

      -     2001

            -     Mobile (SFR)

                  - EBITDA margin jumps from 28.7% to 34.8%*, even with a net increase of 2.4m net customers

                  -     Improved share of net adds by 2.9pp to 33.7%

                  -     #2 cellular operator in France - 34% market share:
                        12.6mm customers at year end

                  - ARPU increase in each market segment (+4% on prepaid, +2% postpaid)

                  - 23% lower subscriber acquisition costs (prepaid & postpaid)

                  - Launch of Universal Music Mobile, the first 100% music 100% mobile offer: 250,000 kits sold in 4 months

            -     Fixed (Cegetel)

                  - 26% reduction of EBITDA losses brings aggregated** EBITDA to nearly breakeven 3.5 years after launch

                  -     EBITDA break-even in the residential market

                  - 2.9mm fixed lines by year-end. The largest pre-selected base in France

                  - Volume of traffic doubled over year thanks to fixed-to-mobile and data

      -     2002 and beyond

            - SMS, music, games over mobile = new revenue streams and lower churn

            -     Strong and growing FCF trend



* Revenues excluding equipment sales.

** Includes 49.9% of TD & excludes 1-time broadband start-up costs.


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MEDIA & COMMUNICATIONS

                          BUILDING BUSINESSES: INTERNET

      -     2001

            -     Strong revenue growth and stable EBITDA losses

            -     Reduced cost basis on all Internet properties and closed some

            - Improved business model with higher revenue sharing between Vizzavi and mobile operators

      -     2002 and beyond

            -     Cost cutting focus

                  -     Streamlining US organization with VUNET USA creation

            -     Focus on non-PC centric multi-access approaches

            -     Sale of Medical and BtoB publishing should aid results

            -     Vizzavi: cost cutting focus. EBITDA breakeven by 2003/2004.


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MEDIA & COMMUNICATIONS

                         DRIVING CASH FLOW: CASH SAVINGS

            -     2001 Realized Savings

                  -     EBITDA Savings of E293mm

                        - Functional overhead= E136mm (including E41mm planes)

                        -     IT = E52mm

                        -     Purchasing = E34mm

                  -     Capital Spending Savings of E114mm

                        -     IT = E94mm

            -     Annualized Financial Savings

                  -     Treasury Cost Savings of E173mm

                        -     Seagram debt financing savings = E89mm

                        -     Tax group restructuring = E69mm


                          Total cash savings of E 580mm


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MEDIA & COMMUNICATIONS


                             BALANCE SHEET DETAILS


                                -   Debt

                                -   Debt Management

                                -   Impairment


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MEDIA & COMMUNICATIONS

                              DEBT AT DEC. 31, 2001
                         FRENCH GAAP VS. US GAAP (E BN)


                         [BAR CHART, PLOT POINTS BELOW]

French GAAP Net Debt 2001                               14.6

BskyB                                                   (1.3)

ST and LT Receivables*                                   2.2

Derivatives Mark To Market                               0.2

Marketable Securities*                                   0.5

Treasury Shares                                          1.4

Vendor Financing Cegetel                                 0.8

Off-Balance Real Estate Commitment                       0.7

Estimated Net Debt Position (US GAAP)                   19.1



*Excludes BSkyB.


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MEDIA & COMMUNICATIONS

                              DEBT AT DEC. 31, 2002
                        ADJUSTED FOR 2002E M&A ACTIVITY


        USGAAP Debt (Dec. 31, 2001)                        E19.1

              -    + EchoStar                                1.7

              -    Cash for USAi*                            1.8

              -    Treasury shares                          (3.3)

              -    Swap BSkyB                               (0.2)

        After 2002 M&A activity                             19.1


* Preferred A and B are accounted for as minority interests.


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MEDIA & COMMUNICATIONS

                                 DEBT MANAGEMENT

            -     Low Cost Debt

                  -     4.1% average rate in 2001

            -     New E3 Bn, 5 year credit facility

                  -     Pricing is 45 bp above PIBOR (Paris LIBOR)

                  -     Used to repay short term loans

            -     Longer maturities

                  -     Average = 4-5 years

                  -     E10 Bn bonds out of E19 BN

            -     Increased Liquidity

                  -     Back up lines > Short term loans and Treasury


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                                 DEBT MANAGEMENT

      -     Minimal Off Balance Sheet Debt

            -     QSPEs

                  -     BSkyB: designed to remove overhang and optimize taxes

                  -     Buildings: disclosed, provisioned

                  - Cancelled film financing in 2001: Added E1 Bn of debt to balance sheet, but lowered costs by 200bp.

            -     Securitizations (on balance sheet)

                  -     Cegetel: Customer receivables

                  -     Canal+: Customer receivables

            -     CVRs

                  -     Only Rondor at Seagram


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MEDIA & COMMUNICATIONS

                         FAS 142 /FRENCH GAAP IMPAIRMENT

-     FAS 142 (US GAAP) requires write-off of impaired goodwill in '02

-     Represents non-cash market revaluation of assets purchased in past

-     Most conservative: VU take impairment charge earliest under French GAAP

-     Impairment methodology is DCF based by segment

-     Higher in US GAAP

                                  [BAR CHART]

                  Impairment is non-cash: no valuation impact.


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                         FRENCH GAAP IMPAIRMENT DETAILS

                                          Impairment (E Bn)                  Assumptions*
                                          -----------------                  ------------
                              Balance Sheet Impact     Net Income Impact         WACC
                              --------------------     -----------------         ----
Music                                  3.1                    3.1                  9%
USG                                    1.3                    1.3                  9%
Canal +                                6.7                    6.0                 10%
Telco Internat.                        1.3                    1.3                 13%
Internet                               0.3                    0.3                 15%
Total M&C                             12.7                   12.0
Envt.                                  2.5                    0.6

Impairment relies on DCF with conservative assumptions. It does not include other valuation methodologies & does not value competitive position.



* Perpetual growth rates range from 2-4%.


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                                    LONG TERM

                                 GROWTH DRIVERS


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MEDIA & COMMUNICATIONS

                          2001 IMPLICATIONS FOR FUTURE

      -     Strong Management Teams

            -     Above industry performance by nearly every group

            -     Large market shares attract executives and talent

            -     Best creative attracts additional talent

      - Geographic diversity lessens the impact of a slowing economy in a particular region

      -     Asset Mix

            - Accelerates repurposing of content for delivery over portable devices

            -     Digitizing content facilitates new revenue streams


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                            LONG TERM GROWTH DRIVERS

            -     VU's content is globally scalable

                  -     Expanding margins

                  -     Improving returns on marginal capital

            -     Barriers to entry include

                  -     Local brand strength

                  -     Creative human capital working in teams

            -     Technology creates new revenue streams for content

            - VU's asset mix enables low cost repurposing of content for new distribution outlets


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MEDIA & COMMUNICATIONS

                     LEADING WORLDWIDE CONTENT MARKET SHARES


                                  [BAR CHART]

Music                         #1
PayTV                         #1E
Games                         #1PC NA
Film                          #2
Publishing                    #3



Note: E=Europe, NA=North America.


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MEDIA & COMMUNICATIONS

                    400MM UNITS SOLD TO 15-25 YEAR OLDS/YEAR

                        -     60MM Movie box office

                        -     28MM Home Video/DVD

                        -     39MM TV Shows and Channels

                        -     6MM Theme Parks

                        -     200MM Records

                        -     50MM Books*

                        -     3MM SFR**

                        -     3MM Canal+

                        -     11MM Games



* 175mm books per year are sold to 3-25 year olds.

** Excludes potential to leverage 20mm Vodafone 15-25 year old customers.


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MEDIA & COMMUNICATIONS

                               NEW REVENUE STREAMS

      -     ET global cross promotion (all VU divisions)

      -     Cross Content

            -     Mummy, Jurassic Park, Fast & Furious games from Film

            -     Music in games

            -     Film soundtracks by Music

            -     Kids interactive education with Music

      -     Content to Distribution

            -     Music + Internet joint ventures

            -     Music over SFR mobile telephones

                  - Universal Music Mobile, ringtones and mailboxes personalization, music greetings

            -     StudioCanal to use UPI (Universal's int'l video distribution)


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                                    QUESTIONS


                                VIVENDI UNIVERSAL
                           FY 2001 RESULTS & OUTLOOK


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